

July 24, 2012

Via E-mail
M. K. Koo
Acting Chief Executive Officer
Nam Tai Electronics, Inc.
Gushu Industrial Estate
Xixiang
Baoan, Shenzhen
People's Republic of China

>   Re: **Nam Tai Electronics, Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2011**
>   **Filed March 16, 2012**
>   **File No. 001-31583**

Dear Mr. Koo:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

PFIC Considerations, page 69

1.   We note your disclosure on page 69 and elsewhere in your filing indicating that you "appear" to have been a PFIC for U.S. federal income tax purposes for 2011 and that you "may" be a treated as a PFIC for 2012. With a view towards disclosure in future filings, please tell us why you appear to have been a PFIC in 2011 and why you may be treated as one in the future. In this regard, provide us with a qualitative and quantitative explanation that clarifies how and why the "nature and book value" of your assets and the "total market value, or market capitalization" of your stock resulted in your conclusion regarding PFIC status in 2011. Please explain in greater detail the reasons for your uncertainty with respect to your status in both 2011 and 2012. Please also tell us who makes the final determination with respect to your PFIC status and how you will notify your shareholders of such determination. Please explain why you did not conduct an appraisal of the actual fair market value of your assets at the end of 2011 and why you

"may be unable or unwilling" to provide information to U.S. holders that would enable them to make a "qualified electing fund" election.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail):   James O'Bannon, Esq. – Jones Day